Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

June 22, 2009

Catalyst Snowflake mill takes added downtime in July

Richmond, (BC) – Catalyst Paper (TSX:CTL) today announced that its Snowflake recycle newsprint mill in northeast Arizona will be idled for an additional 10 days in July as the black liquor tax rebate for U.S. kraft mills impacts the mill’s order book. This will bring Snowflake curtailments in July to approximately 20 days with nearly 300 employees affected by layoffs.

“The U.S. black liquor tax credit puts recycled paper mills at an enormous competitive disadvantage,” said Richard Garneau, Catalyst president and chief executive officer.

“Snowflake makes an environmentally desirable paper product in an environmentally friendly way, but cost-efficiency cannot overcome the subsidy represented by the tax credit. It is ironic that the black liquor tax credit arose from legislation that was supposed to help the environment and now threatens the well-being of an environmentally focused enterprise,” Mr. Garneau said. “Snowflake is already operating at less than full capacity due to the weak economy. A level playing field is critical to the future of this mill.”

Catalyst’s Snowflake mill is a 100 per cent recycled newsprint manufacturing operation and the second largest private employer in northeast Arizona. The mill consumes more than 480,000 tons of recycled paper annually that would otherwise end up in landfills.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Media:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713